SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.

Condensed Consolidated Financial Statements for the
period ended September 30, 2009
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Condensed Consolidated Financial Statements

September 30, 2009 and 2008
(In thousands of Brazilian reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.
São Paulo - SP - Brazil

1.   We have reviewed the accompanying condensed consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of September 30, 2009, and the related condensed consolidated statements of operations, changes in shareholders’ equity and cash flows for the three-month and nine-month periods then ended, and explanatory notes. Management is responsible for the preparation and fair presentation of the interim financial information in accordance with International Financial Reporting Standards. Our responsibility is to express a conclusion on this interim financial information based on our review.

2.   We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3.   Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not present fairly, in all material respects, the financial position of the Company as of September 30, 2009, and of its financial performance and its cash flows for the three-month and nine-month periods then ended in accordance with International Financial Reporting Standards.

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil
November 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated statements of operations cash flows and comprehensive income for the three-month and nine-month periods ended September 30, 2008 and the condensed consolidated statements of shareholders’ equity and for the three-month periods ended March 31, 2008, June 30, 2008 and September 30, 2008 of Gol Linhas Aéreas Inteligentes S.A. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated statements of operations, cash flows and changes in shareholders’ equity and comprehensive income referred to above for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Passetti
Partner

São Paulo, Brazil
November 9, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Brazilian Reais, except amounts per share)

	Notes	Three-month period ended September 30,		Nine-month period ended September 30,

		2009	2008	2009	2008

Operating revenues
Passenger		1,268,513	1,610,313	3,901,400	4,449,736
Cargo and other		228,144	177,958	506,333	407,824

Total operating revenues		1,496,657	1,788,271	4,407,733	4,857,560

Expenditures on operation
Salaries	5	(278,015)	(246,558)	(801,165)	(734,898)
Aircraft fuel		(485,372)	(748,504)	(1,361,232)	(2,146,278)
Aircraft rent		(152,345)	(124,300)	(506,239)	(436,074)
Aircraft insurance		(13,299)	(11,030)	(44,513)	(32,037)
Sales and marketing		(101,824)	(193,884)	(270,472)	(456,469)
Landing fees		(77,596)	(86,095)	(238,024)	(266,507)
Aircraft and traffic servicing		(100,669)	(90,789)	(278,399)	(317,716)
Maintenance materials and repairs		(69,508)	(90,267)	(268,918)	(233,003)
Depreciation and amortization		(47,245)	(25,879)	(116,407)	(91,494)
Other operating expenses		(71,697)	(67,409)	(228,237)	(285,595)

Total expenditures on operation		(1,397,570)	(1,684,715)	(4,113,606)	(5,000,071)

Income (loss) before finance income
and expenses		99,087	103,556	294,127	(142,511)

Income and finance costs
Interest expense		(75,747)	(60,584)	(213,416)	(178,732)
Capitalized interest		2,674	6,850	5,198	21,094
Exchange variation gain (loss)		163,520	(482,349)	697,992	(255,587)
Interest income		22,058	28,061	157,396	79,607
Other expense, net		(54,016)	(48,238)	(231,608)	(70,992)

Total income and finance cost		58,489	(556,260)	415,562	(404,610)

Income (loss) before income taxes		157,576	(452,704)	709,689	(547,121)

Income taxes	6	(79,691)	(58,029)	(216,681)	(150,651)

Net income (loss) for the period		77,885	(510,733)	493,008	(697,772)

Basic and diluted earnings (loss) per
share	14	0.34	(2.54)	2.27	(3.47)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of Brazilian Reais)

	Notes	Three-month period ended September 30,		Nine-month period ended September 30,

		2009	2008	2009	2008

Income (loss) for the period		77,885	(510,733)	493,008	(697,772)

Other comprehensive income (loss)
Available for sale financial assets	18a	10,695	-	5,624	10,190
Cash flow hedges	17	(3,600)	(50,624)	17,659	(33,288)
Income tax		(2,412)	17,212	(7,916)	7,853

		4,683	(33,412)	15,367	(15,245)

Total comprehensive income (loss) for the period		82,568	(544,145)	508,375	713,017

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2009
(In thousands of Brazilian Reais)

		September 30,	December 31,
	Notes	2009	2008

Assets
Non-current assets
Property, plant and equipment	7	3,141,799	2,998,756
Intangible assets	8	1,225,073	1,210,320
Other non-current assets
Prepaid expenses		65,917	58,793
Deposits		726,200	507,428
Deferred income tax	6	687,683	729,784
Restricted cash		7,112	6,589
Other non-current assets		18,795	84,987

Total other non-current assets		1,505,707	1,387,581

Total non-current assets		5,872,579	5,596,657

Current assets
Inventories	9	195,156	200,514
Other current assets		53,426	52,386
Prepaid expenses		95,893	123,801
Deposits		181,282	237,914
Recoverable taxes	6	66,420	110,767
Trade and other receivables	10	553,165	344,927
Restricted cash	17	16,678	176,697
Short-term investments	18a	483,806	245,585
Cash and cash equivalents	11	162,341	169,330

Total current assets		1,808,167	1,661,921

Total assets		7,680,746	7,258,578

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2009
(In thousands of Brazilian Reais)

		September 30,	December 31,
	Notes	2009	2008

Shareholders' equity and liabilities
Shareholders' equity
Issued capital	12	1,454,149	1,250,618
Capital reserves		89,556	89,556
Treasury shares		(41,180)	(41,180)
Retained earnings (accumulated losses)		284,518	(227,386)

Total shareholders' equity		1,787,043	1,071,608

Non-current liabilities
Other non-current liabilities		198,135	196,894
Provisions	15	75,885	157,310
Deferred taxes	6	761,839	548,680
Smiles deferred revenue		301,275	262,626
Long-term debt	18b	2,148,654	2,438,881

Total non-current liabilities		3,485,788	3,604,391

Current liabilities
Other current liabilities		124,537	219,885
Smiles deferred revenue		136,631	90,043
Provisions	15	32,966	165,287
Advance ticket sales	20	538,581	572,573
Sales taxes and landing fees		69,753	97,210
Current taxes		26,191	39,605
Salaries, wages and benefits		240,607	146,805
Accounts payable		342,845	283,719
Short-term debt	18b	895,804	967,452

Total current liabilities		2,407,915	2,582,579

Total shareholders' equity and liabilities		7,680,746	7,258,578

The accompanying notes are an integral part of these condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2008
(In thousands of Brazilian Reais)

		Issued capital		Treasury Shares

									Retained
							Investments		Earnings
						Capital	revaluation	Hedging	(Accumulated
	Notes	Shares	Amount	Shares	Amount	Reserves	reserve	reserve	Losses)	Total

Balance at January 01, 2008		202,300,591	1,250,618	-	-	89,556	(6,726)	(229)	1,059,229	2,392,448
- Loss for the period		-	-	-	-	-	-	-	(20,518)	(20,518)

Total Comprehensive loss		-	-	-	-	-	6,726	2,991	(20,518)	(10,801)
Share-based payment	13	-	-	-	-	-	-	-	1,137	1,137
Treasury shares	12	-	-	(749,500)	(20,864)	-	-	-	-	(20,864)
Dividends paid		-	-	-	-	-	-	-	(36,258)	(36,258)

Balance at March 31, 2008		202,300,591	1,250,618	(749,500)	(20,864)	89,556	-	2,762	1,003,590	2,325,662

- Loss for the period		-	-	-	-	-	-	-	(166,521)	(166,521)

Total Comprehensive loss		-	-	-	-	-	-	-	(166,521)	157,841
Share-based payment	13	-	-	-	-	-	-	-	1,548	1,548
Treasury shares	12	-	-	(824,700)	(20,316)	-	-	-	-	(20,316)
Dividends paid		-	-	-	-	-	-	-	(36,119)	(36,119)

Balance at June 30, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	-	11,442	802,498	2,112,934)

- Loss for the period		-	-	-	-	-	-	-	(510,733)	(510,733)

Total Comprehensive loss		-	-	-	-	-		(33,412)	(510,733)	(544,145)
Reversal of dividends		-	-	-	-	-	-	-	36,257	36,257

Balance at September 30, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	-	(21,970)	328,022	1,605,046

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2008
(In thousands of Brazilian Reais)

		Issued capital		Treasury Shares

							Investments
						Capital	revaluation	Hedging	Retained
	Notes	Shares	Amount	Shares	Amount	Reserves	reserve	reserve	Earnings	Total

Balance at January 01, 2009		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	4,001	(20,373)	(211,014)	1,071,608
- Income for the period		-	-	-	-	-	-	-	61,434	61,434

Total Comprehensive income		-	-	-	-	-	(1,345)	(10,989)	61,434	49,100
Share-based payment	13	-	-	-	-	-	-	-	1,444	1,444
Capital increase	12	-	100,084	-	-	-	-	-	-	100,084

Balance at March 31, 2009		202,300,591	1,350,702	(1,574,200)	(41,180)	89,556	2,656	(31,362)	(148,136)	1,222,236

- Income for the period		-	-	-	-	-	-	-	353,689	353,689

Total Comprehensive income		-	-	-	-	-	(2,002)	25,020	353,689	376,707
Share-based payment	13	-	-	-	-	-	-	-	1,052	1,052
Capital increase		26,093,722	103,447	-	-	-	-	-	-	103,447

Balance at June 30, 2009		228,394,313	1,454,149	(1,574,200)	(41,180)	89,556	654	(6,342)	206,605	1,703,442

- Income for the period		-	-	-	-	-	-	-	77,885	77,885

Total Comprehensive income		-	-	-	-	-	7,059	(2,376)	77,885	82,568
Share-based payment	13	-	-	-	-	-	-	-	1,033	1,033

Balance at September 30, 2009		228,394,313	1,454,149	(1,574,200)	(41,180)	89,556	7,713	(8,718)	285,523	1,787,043

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Brazilian reais)

		Three-month ended		Nine-month ended
	Notes	September 30,		September 30,

		2009	2008	2009	2008

Cash flows from operating activities
Net income (loss)		77,885	(510,733)	493,008	(697,772)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	7	47,245	25,879	116,407	91,494
Share-based payments	13	1,033	1,215	3,529	3,900
Net foreign exchange fluctuations		(163,520)	482,349	(697,992)	255,587
Allowance for doubtful accounts	10	(3,670)	3,863	7,715	15,393
Smiles deferred revenues	2 a	(3,144)	62,685	10,822	66,905
Loss in fair value of derivative financial instruments	17	49,700	33,412	60,385	54,054
Deferred income taxes	6	79,955	51,290	216,681	100,155
Other non-monetary items		37,595	11,238	67,617	30,080
Changes in operating assets and liabilities:
Provisions	15	(80,185)	(468)	(213,746)	(128,289)
Trade and other receivables	10	(15,583)	(43,209)	(215,953)	508,424
Changes in inventories	9	36,057	(16,528)	5,358	56,135
Deposits		(11,485)	(15,435)	(198,865)	(8,960)
Prepaid expenses		14,693	(12,549)	20,784	22,711
Other assets		14,624	11,824	65,152	81,962
Advance ticket sales	20	52,156	33,209	(33,992)	(20,185)
Smiles deferred revenues	2 a	(896)	(105,504)	74,415	(121,430)
Accounts payable		23,034	92,843	59,126	16,375
Sales tax and landing fees		(4,406)	(6,375)	(27,457)	17,756
Income taxes	6	14,616	(15,939)	69,919	(77,023)
Other liabilities		(73,757)	5,175	(100,132)	(119,263)

Net cash provided by (used in) operating activities		91,947	88,242	(217,219)	148,009

Cash flows from investing activities
Short term investment	18	(67,023)	20,814	(238,221)	474,952
Investments in restricted cash, net	18	(3,603)	11,412	159,496	(512)
Payment for property, plant and equipment	7	(88,878)	(49,105)	(210,530)	(261,777)
Payment for intangible assets	8	(22,097)	(3,216)	(28,623)	(16,997)

Net cash used in investing activities		(181,601)	(20,095)	(317,878)	195,666

Cash flows from financing activities
Net proceeds from / repayment of debt	18	114,252	51,327	478,195	(418,682)
Captations		130,001	110,483	655,413	417,083
Payments		(15,749)	(59,156)	(177,218)	(835,765)
Repayments of finance leases		(46,000)	(40,597)	(153,618)	(81,795)
Acquisition of treasury shares	12	-	-	-	(41,180)
Paid subscribed capital		-	-	203,531	-

Net cash provided by (used in) financing activities		68,252	10,730	528,108	(541,657)

Net increase (decrease) in cash and cash equivalents		(21,402)	78,877	(6,989)	(197,982)

Cash and cash equivalents at beginning of the period		183,743	296,262	169,330	573,121

Cash and cash equivalents at end of the period		162,341	375,139	162,341	375,139

Supplemental disclosure of cash flow information:
Interest paid		15,390	151,657	71,020	(232,262)
Income tax paid		(143)	(3,116)	121	(64,180)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public listed company incorporated in accordance with Brazilian bylaws. The objective of the Company is to through its your operating subsidiary VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers, cargo and mail bags.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the BM&F BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to adopting differentiated corporate governance practices.

The Company’s condensed consolidated financial statements for the period ended September 30, 2009 were authorized for issue by the Board of Directors on November 9, 2009. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies

The condensed consolidated financial statements for the period ended September 30, 2009 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2008.

Adoption of New and Revised Standards and Interpretations

a) New and revised standards and interpretations effective in 2009

As of the date of these condensed consolidated financial statements the following new and revised standards and interpretations were adopted by the Company: IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1st, 2009) is a disclosure Standard. The Company has one business segment: the provision of air transportation services within South America, where it operates domestic and international flights.

  IAS 1 (revised 2007) Presentation of Financial Statements (effective for annual periods beginning on or after January 1st, 2009) has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. However, the revised Standard has had no impact on the reported results or financial position of the Company. IAS 1 requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. The Company had chosen to present comprehensive income in two statements, a separate statement of operations and a statement of comprehensive income.

The following new and revised standards and interpretations have had no impact on the condensed consolidated financial statements of the Company:

  IFRIC 16 - Hedges of a Net Investment in a Foreign Operation (effective January 1st, 2009).
  Amendment to IAS 32 and IAS 1 - Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1st, 2009).
  Improvements to IFRSs issued in May 2008 - the Improvements include 35 amendments across 20 different Standards that largely clarify the required accounting treatment where previous practice had varied, and have resulted in a number of changes in the detail of the Company´s accounting policies. The improvements had no material impact on the Company´s accounting policies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies – (Continued)

Adoption of New and Revised Standards and Interpretations (Continued)

b) New and revised standards and interpretations not yet adopted

As of the date of these condensed financial statements the following new and revised standards and interpretations were in issue but not yet adopted by the Company since its adoption was not yet mandatory:

  IFRS 3 (revised 2008) Business Combinations - effective for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1st, 2009.
  IAS 27 (revised 2008) Consolidated and Separate Financial Statements - effective for annual periods beginning on or after July 1st, 2009.
  IAS 28 (revised 2008) Investments in Associates - effective for annual periods beginning on or after July 1st, 2009.
  Amendment to IAS 1 – The revised Standard introduced a number of terminology changes (including revised titles for the condensed financial statements) and resulted in a number of changes in presentation and disclosures. However, the revised Standard had no impact on the reported results or financial position of the Company. The Company was required to present the statement of comprehensive income (loss), it is often attributable to gains and losses yet to be realized from a variety of sources including unrealized gains and losses on securities and derivatives and foreign currency hedges.
  Amendment to IFRS 2 - Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment had no impact on the reported results or financial position of the Company.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies
(Continued)

Reconciliation with BR GAAP

As permitted by the SEC and in order to meet the information needs of the market in which it operates, the Company is presenting its financial statements under the International Financial Reporting Standards (IFRS), as well as those pursuant to Brazilian Corporation Law, on a simultaneous basis.

Considering the current stage of the convergence of accounting principles generally accepted in Brazil (BR GAAP) with IFRS, there are still differences between the Company’s financial statements under Brazilian law and those prepared according to IFRS. The reconciliations of net income for the period ended September 30, 2009 and shareholders’ equity as of September 30, 2009 are as follows:

September 30, 2009

Shareholders’ equity under IFRS	1,787,043
Smiles deferred revenue (a)	21,666
Effects of acquisition of companies (b)	235,367

Shareholders’ equity under BR GAAP	2,044,076

	Nine-month ended	Three-month ended
	September 30, 2009	September 30, 2009

Net income under IFRS	493,008	77,885
Smiles deferred revenue (a)	(10,822)	3,144
Deferred income taxes (c)	(7,106)	(1,068)

Net income under BR GAAP	475,080	79,961

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies
(Continued)

Reconciliation with BR GAAP (Continued)

a) Smiles deferred revenue

The wholly-owned subsidiary VRG sponsors a mileage program denominated Smiles that provides travel and other awards to members based on accumulated mileage credits.

The portion of revenue from sales related to miles is deferred, and is recognized in the results only when the transportation of passengers included the use of miles is provided. For IFRS purposes, the deferred revenue is recorded at fair value based on an estimated market price of the Company to pay to third parties for meeting the obligations of the Mileage Program. Under BR GAAP obligations are recognized based on the incremental cost that is the additional cost of providing services. Consequently, the accumulated balance of deferred revenue in IFRS is higher than in BR GAAP, causing a reduction of R$21,666 in the Company's shareholders’ equity under IFRS, compared to shareholders’ equity in BRGAAP.

Due to the process of revamping the Mileage Program, the Company has been stimulating the usage of accrued miles through promotions and after the corporate structuring the benefit of Mileage Program was extended to all the passengers with accumulated miles, generating an increase of revenue. The effect of such increase in revenue generation was R$7,143 in IFRS, net of taxes, when compared to BR GAAP.

b) Business combination

For IFRS purposes, the purchase method of accounting was used based on the fair value of the assets acquired and liabilities assumed, including contingent liabilities, being the excess of the consideration transferred over the net of the identifiable assets acquired and liabilities assumed registered as goodwill of the business. Under BR GAAP, the goodwill calculated on the acquisition of the company has been determined based on book shareholders’ equity.

c) Deferred income taxes

Changes in the Company’s deferred tax assets and liabilities are the result of the tax effects created by adjustments made to amounts recognized under IFRS which differ from amounts recognized for BR GAAP.

Reclassifications

Certain balances on cash flows statement in the group of operating assets and liabilities, were reclassified to adjust the net income and loss for the period in order to better comparison on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

3. Key accounting estimates and judgments

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Actual results could differ from these estimates.

In preparing these condensed consolidated financial statements, the key accounting estimates and judgments made by management in applying the Company’s significant accounting policies were the same as those used in the preparation of the most recent published annual consolidated financial statements, such as, provisions, some contingencies, financial assets, accounts receivables, smiles deferred revenue and advance ticket sales, among others.

4. Seasonality of operations

The Company’s results from continuing operations are characterized by its seasonal nature and have varied significantly from quarter to quarter. This phenomenon varies in magnitude depending on the year and the Management expects these variations to continue. Generally, the revenues from and profitability of our flights reach their highest levels during the vacation periods of January (summer) and July (winter) and on the second half of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

5. Employee costs and headcount

a) Staff costs

The average headcount of employees at September 30, of each year was as follows:

	Unaudited

	2009	2008

Brazil	17,223	15,437
Rest of the world	455	526

	17,678	15,963

The employee costs were as follows:

	Three-month period		Nine-month period
	ended September 30,		ended September 30,

	2009	2008	2009	2008

Salaries, wages and benefits	266,729	224,360	770,761	700,996
Other employee costs	11,286	22,198	30,404	33,902

Total employee costs	278,015	246,558	801,165	734,898

b) Key management personnel

	Three-month period		Nine-month period
	ended September 30,		ended September 30,

	2009	2008	2009	2008

Social charges	1,051	943	2,986	5,738
Salary and benefits	3,625	2,606	9,014	15,850
Share-based payments	1,971	519	2,696	2,446

Total	6,647	4,068	14,696	24,034

The Company keeps a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that assume the achievements by the Company, its business units and individual performance goals.

At September 30, 2009, the Company recorded an estimated provision of the profit sharing plan in the amount of R$50,000, based on Management’s expectations. Such provision can change due to the final determination of achievement set for the Company as described above.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

6. Income Taxes

	September 30, 2009	December 31, 2008

Recoverable taxes
PIS and COFINS (1)	-	782
ICMS (2)	5,169	4,184
Prepaid IRPJ and CSSL (3)	37,247	45,106
Withholding tax (IRRF) on cash equivalents (4)	1,648	25,837
Withholding tax (IRRF) on marketable securities	16,397	17,193
Value-added taxes recoverable (IVA) (5)	4,227	15,968
Other taxes recoverable or offsettable	1,732	1,697

Total recoverrable taxes - current	66,420	110,767

Deferred taxes
Credits on accumulated IRPJ tax losses carryforward	103,791	103,791
Negative base of CSLL	37,365	37,365
Temporary differences:
Provision for losses on assets	127,812	127,812
Provision for contingencies	19,156	19,156
Allowance for doubtful accounts	29,054	29,054
Provision for maintenance of equipment	7,500	7,500
IR on result of hedge adjusted to market	1,398	21,269

Total of deferred tax credit realizable	326,076	345,947

VRG acquisition effects	(110,939)	(110,939)
Maintenance deposits	(148,111)	(133,276)
Engine and rotable depreciation	(80,936)	(64,564)
Provision for return of aircraft	22,394	34,889
Aircraft leasing	(60,979)	90,115
Other deferred taxes	(10,797)	18,932

	(63,292)	181,104

Assets - Non-current	687,683	729,784
Liabilities – Non-current	(761,839)	(548,680)

(1)    PIS and COFINS: federal taxes charged on revenues;
(2)    ICMS: Value Added Tax on sale and services;
(3)    IRPJ: Brazilian income tax, which is a federal tax charged on the net taxable income;
         CSLL: Federal tax levied on the net taxable income tand was introduced to fund social and welfare programs;
(4)    IRRF: Withholding income tax applies on certain domestic transactions, such as payment of fees to some service providers, payment of salary and interest income resulting from short term investments;
(5)    IVA: foreign indirect Value Added Tax on sales and services.

The Company and its subsidiary have IRPJ tax losses and negative base of CSLL carryforwards in calculating taxable income that are offsettable against up to 30% of the taxable income accrued each year, with no expiration date, in the following amounts:

	Company		Subsidiary (VRG)

	September	December	September	December
	30, 2009	31, 2008	30, 2009	31, 2008

Accumulated IRPJ tax losses	211,473	144,786	1,292,614	1,183,236
Negative base of CSLL	211,473	144,786	1,292,614	1,183,236

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

6. Income Taxes (Continued)

On September 30, 2009, the tax credits resulting from accumulated IRPJ tax losses, negative base of CSLL and temporary differences were recorded based on expectations for future taxable income of the Company and its subsidiaries, within the legal limits. Company Management believes that with the operational structuring of the entities and after the corporate restructuring, it is probable that the future taxable income of the subsidiary VRG Linhas Aéreas S.A. will be sufficient to realize its tax credits recognized in the financial statements.

The revised projections for future taxable income, drawn up on a technical basis and supported by Company business plans, as approved by the Company’s Management Board, indicate the existence of sufficient taxable income to realize the deferred tax credits in an estimated period of six years, considering the 12-month period from October 1 to September 30 of each year, as follows:

	2009	2010	2011	2012	2013	2014	Total

VRG	20,809	81,919	40,256	41,510	61,525	86,191	332,210

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in the statement of operations, is shown as follows:

	IRPJ and CSLL

	Nine-month period	Nine-month period
	ended September 30,	ended September 30,
	2009	2008

Income (Loss) before Income Tax (IRPJ) and
Social Contribution on Net Income (CSLL)	709,689	(547,121)
Combined tax rate	34%	34%
IRPJ and CSLL at combined tax rate	(241,294)	186,021
Adjustments to calculate the effective tax rate:
Exchange variation on overseas investments	106,960	(31,385)
Benefit from calculation of deferred IRPJ and
CSLL at subsidiaries	-	(10,897)
Unrecognized benefit on tax loss	(72,938)	(294,369)
Non-deductible expenses of subsidiaries	(21,638)	(10,120)
Income tax on permanent differences	12,229	10,099

Expense related to Income Tax and
Social Contribution	(216,681)	(150,651)

Effective rate	30%	-

Current IRPJ and CSLL	-	(50,496)
Deferred IRPJ and CSLL	(216,681)	(100,155)

	(216,681)	(150,651)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

7. Property, plant and equipment

		Rotable parts
	Finance lease	spare parts	Pre-delivery
	aircraft	and others	deposits	Total

At December 31, 2007	841,441	654,049	695,538	2,191,028
Additions	394,115	191,153	364,679	949,947
Transfers	-	(11,636)	(197,777)	(209,413)
Depreciation and amortization	(36,806)	(46,718)	-	(83,524)

At September 30, 2008	1,198,750	786,848	862,440	2,848,038

		Rotable parts,
	Finance lease	spare parts	Pre-delivery
	aircraft	and others	deposits	Total

At December 31, 2008	1,301,146	740,406	957,204	2,998,756
Additions	262,087	77,974	307,135	647,196
Disposals	(43,299)	(41)	-	(43,340)
Transfers	-	-	(351,791)	(351,791)
Depreciation and amortization	(61,584)	(47,438)	-	(109,022)

At September 30, 2009	1,458,350	770,901	912,548	3,141,799

The net value of aircraft held under finance leases amounts to R$ 1,458,350 as of September 30, 2009 (R$1,301,146 as of December 31, 2008).

Pre-delivery deposits, included in Property, plant and equipment, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 96 Boeing 737-800 Next Generation (94 aircraft at December 31, 2008), amounting to R$912,548 (R$957,204 at December 31, 2008) and other payments related to future aircraft acquisitions including capitalized interest of R$26,047 (R$33,955 at December 31, 2008). Pre-delivery deposits are transferred to the acquisition cost of aircraft when they are purchased.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

8. Intangible assets

			Airport
			operating
	Goodwill	Tradenames	rights	Software	Total

At December 31, 2007	542,302	63,109	560,842	33,833	1,200,086
Additions	-	-	-	16,997	16,997
Amortization	-	-	-	(7,970)	(7,970)

At September 30, 2008	542,302	63,109	560,842	42,860	1,209,113

			Airport
			operating
	Goodwill	Tradenames	rights	Software	Total

At December 31, 2008	542,302	63,109	560,842	44,067	1,210,320
Additions	-	-	-	28,623	28,623
Disposals	-	-	-	(6,485)	(6,485)
Amortization	-	-	-	(7,385)	(7,385)

At September 30, 2009	542,302	63,109	560,842	58,820	1,225,073

9. Inventories

	September 30,	December 31,
	2009	2008

Consumable material	9,319	9,318
Parts and maintenance material	120,101	108,408
Advances to suppliers	56,107	68,206
Import assets in progress	10,690	14,752
Other	3,214	4,105
Provision for obsolescence	(4,275)	(4,275)

	195,156	200,514

During the period ended September 30, 2009, the amount of inventories recognized as maintenance materials and repairs expense was R$75,086 (R$67,311 for the same period ended September 30, 2008).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

10. Trade and other receivables

	September 30, 2009	December 31, 2008

Local currency:
Credit card administrators	352,042	95,097
Travel agencies	133,190	116,270
Installment sales	63,997	77,908
Cargo agencies	16,135	15,505
Other	27,814	63,728

	593,178	368,508

Foreign currency
Credit card administrators	6,480	5,749
Travel agencies	5,123	13,940
Cargo agencies	797	1,428

	12,400	21,117

	605,578	389,625

Allowance for doubtful accounts	(52,413)	(44,698)

	553,165	344,927

Changes in the allowance for doubtful accounts are as follows:

	September 30, 2009	September 30, 2008

Balances at the beginning of the period	(44,698)	(23,297)
Additions	(27,511)	(20,634)
Amounts irrecoverable	9,262	-
Recoveries	10,534	5,241

Balances at the end of the period	(52,413)	(38,690)

The aging analysis of accounts receivable is as follows:

	September 30, 2009	December 31, 2008

Falling due	533,434	327,722
Overdue 30 days	7,603	13,103
Overdue 31-60 days	6,902	3,555
Overdue 61-90 days	2,940	4,455
Overdue 91-180 days	13,919	13,011
Overdue 181-360 days	11,414	8,194
Overdue more than 360 days	29,366	19,585

	605,578	389,625

11. Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	September 30, 2009	December 31, 2008

Cash	143,939	148,716
Cash equivalents and bank deposits	18,402	20,614

	162,341	169,330

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

12. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as of September 30, 2009 and December 31, 2008:

	September 30, 2009			December 31, 2008

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	52.36%	76.18%	100.00%	42.60%	73.13%
Others	-	1.81%	0.90%	-	3.84%	1.80%
Treasury shares	-	1.38%	0.69%	-	1.66%	0.78%
Public Market (Free Float)	-	44.45%	22.23%	-	51.90%	24.29%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of September 30, 2009, the capital of the Company is comprised of 228,394,313 fully paid-up shares being 114,197,158 common shares and 114,197,155 preferred shares, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$4 billion through the issuance of common or preferred shares.

On March 20, 2009 the Board of Directors has approved the capital increase of the Company in the amount of R$203,531 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares was fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76.

As of June 2, 2009, the Board of Directors authorized the subscription of all shares and approved the of capital increase in an amount of R$203,531. The shares issued herein are identical to the shares already existing and shall be entitled to the same rights conferred to the other shares of the same kind, including receipt of dividends and interest on shareholders’ equity.

13. Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved a stock option plan for key senior executive officers and employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated bellow:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

13. Share-based payments (Continued)

	Stock option purchase plans

	2005	2006	2007	2008	2009

	December	January	December	December	February
Board of Directors meeting	9, 2004	2, 2006	31, 2006	21, 2007	4, 2009
Total options granted	87,418	99,816	113,379	190,296	925,800
Option exercise price	33.06	47.30	65.85	45.46	10.52
Fair value of option on grant date	29.22	51.68	46.61	29.27	8.53
Estimated volatility of share price	32.5%	39.9%	46.5%	41.0%	76.91%
Expected dividend yield	0.8%	0.9%	1.0%	0.9%	-
Risk-free return rate	17.2%	18.0%	13.2%	11.2%	12.7%
Duration of the option (in years)	10.00	10.00	10.00	10.00	10.00

During the period ended September 30, 2009, the Company recorded a share-based payments expense of R$3,529 (R$ 3,900 for the period ended September 30, 2008), in the income statement as employee costs.

Changes in the stock options as of September 30, 2009 are shown as follows:

		Average weighted
	Stock options	purchase price

Options outstanding as of December 31, 2008	366,987	48.05
Granted	925,800	10.52

Options outstanding as of March 31, 2009	1,292,787	21.17
Forfeited	(402,783)	10.82

Options outstanding as of June 30, 2009	890,004	25.86
Forfeited	(18,000)	10.52

Options outstanding as of September 30, 2009	872,004	26.18

Number of exercisable options as of December 31, 2008	151,436	46.23
Number of exercisable options as of March 31, 2009	151,569	46.20
Number of exercisable options as of June 30, 2009	150,659	46.18
Number of exercisable options as of September 30, 2009	150,659	46.18

The interval of the exercise prices and the average maturity of the outstanding options, as well as the interval of the exercise prices for the exercisable options as of September 30, 2009, are summarized below:

Outstanding options				Exercisable options

	Options in		Weighted	Exercisable	Weighted
Exercise price	circulation as of	Remaining	average	options as of	average
intervale	09/2009	average maturity	exercise price	09/2009	exercise price

33.06	60,810	6.00	33.06	47,516	33.06
47.30	69,194	7.00	47.30	41,053	47.30
65.85	76,253	8.00	65.85	30,501	65.85
45.46	157,947	9.00	45.46	31,589	45.46
10.52	507,800	10.00	10.52	-	10.52

10.52-65.85	872,004	9.13	26.18	150,659	46.18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

14. Earnings per share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted preferred shares are computed including the executive employee stock options using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-month period		Nine-month period
	ended September 30,		ended September 30,

	2009	2008	2009	2008

Numerator
Net income (loss) for the period	77,885	(510,733)	493,008	(697,772)

Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	226,820	200,726	216,935	202,301

Treasury shares	-	-	-	(951)

Adjusted weighted-average shares outstanding for
basic earnings per share (in thousands)	226,820	200,726	216,935	201,350

Effect of dilutive securities:
Executive stock options (in thousands)	180	-	60	-

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per
shares (in thousands)	227,000	200,726	216,995	201,350

Basic earnings (loss) per share	0.34	(2.54)	2.27	(3.47)
Diluted earnings (loss) per share	0.34	(2.54)	2.27	(3.47)

At September 30, 2009, diluted earnings per share, takes into account potential future dilutive instruments related to the 2009 year stock option plan which had an exercise price below the average market price during the period (“in-the-money”). Due to this there is dilution related to the stock options amounting R$1,897.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

15. Provisions

	Insurance	Return
	provision	of aircraft	Litigation	Total

At December 31, 2008	139,409	110,865	72,323	322,597
Recognized during the period	-	15,271	37,101	52,372
Utilized	(138,956)	(85,373)	(21,440)	(245,769)
Unused	-	-	(20,349)	(20,349)

At September 30, 2009	453	40,763	67,635	108,851

Current	453	32,513	-	32,966
Non-current	-	8,250	67,635	75,885

a) Insurance provision

Relates to the accident of an aircraft performing Gol Airlines Flight 1907 on September 29, 2006. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

b) Return of aircraft

Relates to the set down of Boeing 767-300/200 and 737-300 aircraft held as operating leases and includes provisions for the costs to meet the contractual return conditions on aircraft held under operating leases.

c) Litigation

At September 30, 2009, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, including 1,310 administrative proceedings, 10,695 civil proceedings and 4,847 labor claims, of which, 1,260 administrative proceedings, 10,047 civil proceedings and 1,077 labor claims were filed as a result of the Company’s operations. The remainder is related to requests for recognition of succession related to the acquisition of VRG.

The deposits in court relating to the provisions for labor and civil contingencies correspond to R$23,243 and R$1,640, respectively (R$18,189 and R$1,605 as of December 31, 2008, respectively).

Provisions are recognized for probable losses and are reviewed based on the development of suits and the historical record of loss of civil and labor suits, based on the best current estimate.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

15. Provisions (Continued)

c) Litigation (Continued)

The Company is part of 4 labor claims in France arising from Varig S.A. debts. As of September 30, 2009, there is no indication of chances of success of said lawsuits, since the respective judicial proceedings have not initiated yet, and the first hearing is scheduled for the end of 2009. The total amount involved was not accrued and is approximately R$7,227 (corresponding to € 2.8 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract, which will never be considered as the Company’s asset. Given that there is no circulation of goods, a relevant tax triggering event is not characterized.

The estimated aggregate value of lawsuits filed is R$ 208,554 at September 30, 2009 (R$201,760 at December 31, 2008), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

16. Transactions with related parties

During the third quarter of 2009, relationships of the Company with its related parties have not changed significantly in terms of amounts and or scope that could have a material effect on the financial position or performance of the Company in the same period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments

The Company and its subsidiaries are exposed to market risks as a result of its operations and consider as more relevant risks the effects of changes in the price of fuel, exchange rate, interest rate risks and credit risks.

The goal of the risk management program of the Company aims to protect against sudden increase of the costs linked to market prices that could affect the Company’s competitiveness in a given period. These risks are managed through use of financial instruments for protection available in the financial market such as swaps, future contracts, exchange options and fuel options. The operations that involve fuel and interest are contracted with international banks classified as low risk (average rating of A+ according to Moody’s and Fitch) and the operations that involve foreign currency are negotiated on BM&FBOVESPA. The use of theses instruments is oriented by a formal policy of risk management which is under the guidance of its executive officers, Risk Policies Committee and Board of Directors.

The Company’s Risk Management Policy establishes controls and limits, as well as other tracking techniques, chiefly mathematical models adopted to constantly monitor exposures, in addition to expressly prohibiting the carrying out of speculative operations involving derivative instruments. The derivative financial instruments are only used for hedge purposes. Additionally, the Company does not conduct operations with any type of operation involving leverage.

Historically, the Company does not contract protection for all of its exposure to fuel consumption and to foreign exchange and interest exposure and is, therefore, subject to the portion of the risks arising from market fluctuations. The portion of the exposure being protected is determined quarterly in line with the strategies determined in the Risk Policies Committee and are monitored periodically. This portion may reach the entire exposure.

The Financial Risk Committee recommends for approval of the Board of Directors long term programs of contracting derivative financial instruments to protect the Company against possible changes in the market price relating to risk of fuel, exchange rate and interest rates during the period of 12 months in a rolling basis allowing to be extended if some predetermined prices are reached.

The Company adopts for a large portion of its derivatives financial instruments the hedge accounting method according to the parameters described in the IAS 39. All derivative financial instruments contracted with the purpose of protection are formally identified through documentation on the acquisition to allow it to fit with the requirements needed to use the hedge accounting method. The Company classified the derivative financial instruments used for protection as “cashflow hedge” and recognizes, based on the criteria for hedge accounting described in IAS 39, the changes in fair value of effective derivatives financial instruments under shareholders’ equity until the object of the hedge achieves its competence.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

The IAS 39 also requires proof of the effectiveness, prospective and retrospective , of the derivative financial instruments to contain the changes of the expenses protected. The Company estimates the effectiveness based on statistical correlation methods or by the proportion of the variation of gains and losses in fair value of derivatives instruments used as hedge and the variation of the costs of the protected object. The results of effective hedges are booked as a reduction or increase in the operational cost (with exception of interest rate hedge results), and the results of hedges that are not effective are recognized as a financial income or expense of the period. Ineffective hedges occur when the variation ion the value of the derivatives is not between 80% and 125% of the variation on the price of the object of hedge. When the protected object is consumed and the respective derivative financial instrument is settled, the unrealized gains or losses booked under shareholders’ equity are recognized in the income statement. In the case of the derivative financial instruments designated for hedging interest rate, the values of gains or losses with liquidation of these instruments are recorded in income or expense.

The Company also contract derivative financial instruments which are not designed as hedge, in other words, such do not use the criteria for hedge accounting. These contracts are derivatives of interest swap-lock that are used to protect the exposure denominated in Libor rate on operation of aircraft leases. For these derivatives instruments, the change in fair value is recognized directly as financial income or expense of the period.

The market fair value of swaps is estimated based on the method of discounted cashflow and the fair value of options is estimated using the Black&Scholes method (adapted to commodities options in the case of oil).

The relevant information relating to the main risks that affect Company operations are detailed as follows:

a) Fuel price risk

One of the main market risks that the airlines companies face is the price of aircraft fuel whose variations are tied to fluctuations in the price of oil and the fuel represent a significant portion of airlines companies’ costs. Because of this exposure, the Company manages this risk by using strategies of contracting derivative financial instruments that aims to provide protection against sudden and significant increases in the price of oil, thus ensuring the competitiveness of the Company.

Aircraft fuel consumed in the three-month period ended September 30, 2009 and 2008 represented 35% and 44% of the Company’s operating cost, respectively.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

a) Fuel price risk (Continued)

Because of the jet fuel traded in commodity exchanges has lower liquidity; the Company acquires derivatives of crude oil to protect against oscillation of aircraft fuel price. Historically, oil prices have been highly correlated to aviation fuel prices, which make oil derivatives effective in offsetting the prices of aviation fuel, so as to provide immediate protection. The hedged item of fuel is the operational expenses with aircraft fuel. The contracts of derivative for fuel hedge are done in Over the Counter markets with the following financial institutions: British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, MF Global, Mitsui and Morgan Stanley.

On September 30, 2009, there were any financial assets linked to margin deposits for contracting derivative instruments for fuel hedge.

The following is a summary of the Company’s fuel derivative contracts designed for hedge (in thousands, except as otherwise indicated):

	September,	December,
Period ended:	30, 2009	31, 2008

Fair value of derivative instruments (R$)	25,570	(102,387)
Hedge effectiveness losses recognized in equity, net of taxes (R$)	(1,554)	(90,580)

Period of three-month ended September 30:	2009	2008

Hedge effectiveness losses recognized in operating costs (R$)	(4,135)	-
Hedge ineffectiveness losses recognized in other expenses during the period (R$)	(30,092)	(10,820)
Hedge ineffectiveness losses recognized in other expenses for future period (R$)	(6,282)	(24,733)

Total hedge ineffectiveness losses recognized in other income (R$)	(36,374)	(35,553)

Hedged volume (thousands barrels) during the period	785	1,267
Percentage of exposure hedged during the period	40%	59%

* The percentage is calculated through the value of contracted hedge (notional value) divided by fuel costs.

The following table demonstrates the notional value of the derivatives designed as hedge contracted by the Company to protect the future fuel cost, the average rate contracted for the derivatives and the percentage of the fuel exposure protected for each period of competence as of September 30, 2009:

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

a) Fuel price risk (Continued)

Market risk factor: Fuel Price
Over the Counter

	Maturities

	4Q09	1Q10	2Q10	3Q10	Total

Percentage of the fuel exposure hedged	31%	28%	18%	7%

Notional volume in barrels (thousands)	1,007	977	616	228	2,828
Notional volume in liters (thousands)	160,093	155,323	97,932	36,247	449,595

Future agreed rate per barrel (USD)*	64.25	78.05	83.57	86.83	74.65

Total in Reais**	115,043	135,589	91,535	35,201	375,375

* Weighted average between the strikes of collars and callspreads.
** Exchange rate at 09.30.2009 was R$ 1.7781/ US$ 1.00

b) Foreign currency risk

Risk of exchange rate is the risk related to unexpected variation, in a favorable or unfavorable way, of the expenses and/or revenues whose values are tied to the fluctuations in foreign currencies. The Company’s exposure to foreign currencies is mainly related to operating activities and investments in foreign subsidiaries. The Company’s revenue is generated in Brazilian reais, except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Paraguayan Guaranis, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay and Venezuela. However, the Company has a significant portion of its liabilities exposed to changes in the exchange rate of U.S. dollars, particularly those related to aircraft leasing and instruments for raising funds for financing aircrafts acquisitions, requiring contracting derivative financial instruments to mitigate this risk. The main expenses accounts that are hedged due to exchange rate exposure are: jetfuel, leasing, maintenance, insurance and international IT services.

The contracts of derivative financial instruments for U.S. dollar hedge are performed with BM&FBOVESPA using exclusive investments funds which are used as vehicles for contracting risk coverage as described in the Company’s Risk Management Policy.

The value of financial assets linked to margin deposits on September 30, 2009 is R$ 16,678 represented by CDB’s (Bank Certificate Deposits) of first tier banks.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

b) Foreign currency risk (Continued)

The Company’s currency exchange exposure at September 30, 2009 and December 31, 2008 are as set forth below:

	September 30, 2009	December 31, 2008

Assets
Cash, cash equivalents and short-term investments	121,220	281,286
Accounts receivable from leasing companies	88,442	104,465
Deposits in guarantee of lease agreements	114,492	111,326
Maintenance deposits	435,620	391,989
Other	103,129	99,129

Total assets	862,903	988,195

Liabilities
Foreign suppliers	42,738	37,336
Loans and borrowings	1,107,854	1,715,068
Finance leases	1,324,606	1,573,605
Other leases payable	22,092	15,863
Insurance premium payable	453	54,422

Total liabilities	2,497,743	3,396,294

Exchange exposure, net	1,634,840	2,408,099

Future obligations
Operating leases	2,646,923	4,675,420
Aircraft commitments	13,542,090	16,662,776

Total exchange exposure	17,823,853	23,746,295

The following is a summary of Company’s foreign currency derivative contracts designed for hedge (in thousands, except as otherwise indicated):

Period ended:	September 30,	December 31,
	2009	2008

Fair value of derivative instruments (R$)	(294)	9,416
Hedge effectiveness gains recognized in equity, net of taxes (R$)	722	50,387

Period of three-month ended September 30:	2009	2008

Hedge effectiveness gains (losses) recognized in operating expenses (R$)	(4,816)	-
Hedge ineffectiveness gains (losses) recognized in other expenses during the period (R$)	(310)	7,587
Hedge ineffectiveness gains (losses) recognized in other expenses for future period (R$)	(2,175)	17,100

Total hedge ineffectiveness gains (losses) recognized in other income (R$)	(2,485)	24,687

Amount hedged (USD) during the period	137,000	283,500
Percentage of expenses hedged during the period	30%	51%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

b) Foreign currency risk (Continued)

The following table demonstrates the notional value of the derivatives designed for hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each period of competence, as of September 30, 2009:

Market risk factor: U.S. dollar exchange
Exchange market

4Q09

Notional value in U.S. dollar	121,750
Forward contracted average rate	1.9876

Total in Reais	241,990

c) Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

The Company is exposed to credit risk from its operating activities primarily for trade receivables, cash and cash equivalents, including bank deposits, financial assets classified as available for sale assets, and derivative financial instruments. The credit risk of account receivable is minimized because it is substantially represented by accounts receivable of the largest credit card operators. The derivative financial instruments are made with counterparties that have high ratings according to the assessment by Moody’s and Fitch (an average rate of A+) or the instruments are contracted in the stock exchange of futures and commodities (BM&FBOVESPA). In addition, the Company assesses the risks of counterparties and diversifies its exposure. The Company's management believes that the risk of not receiving the amounts owed by their counterparts in derivative transactions is not significant.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

d) Interest rate risk

The Company results are affected by fluctuations in international interest rate because of the impacts of such changes in expenses with leasing. On 30 September, 2009, the Company has derivative financial instruments of interest swap-lock to protect against oscillation of interest rates on aircraft leasing.

The interest rate hedge operations are performed through contracts with first tier financial institutions. At September 30, 2009, the Company has open contracts with the following financial institutions: Calyon, Citibank and Merrill Lynch.

The Company had no financial assets linked to margin deposits, as of September 30, 2009.

The following is a summary of Company’s interest rate derivative contracts designed for hedge interest rate Libor (in thousands, except as otherwise indicated):

	September 30,	December
Period ended on:	2009	31, 2008

Fair value of derivative instruments (R$)	(2,851)	(3,878)
Hedge effectiveness gains (losses) recognized in equity, net of taxes (R$)	(1,881)	(3,873)

Period of three-month ended September 30:	2009	2008

Hedge effectiveness gains (losses) recognized in other income (R$)	(625)	-
Notional value at the end of the period (R$)	107,709	115,959
Notional value at the end of the period (US$)	60,575	60,575

The following is a summary of Company’s interest rate derivative contracts not designed for hedge (in thousands, except as otherwise indicated):

	September 30,	December
Period ended on:	2009	31, 2008

Fair value of derivative instruments (R$)	(8,833)	(30,903)

Period of three-month ended September 30:	2009	2008

Hedge gains (losses) recognized in other income (R$)	(2,818)	29
Notional value at the end of the period (R$)	64,901	240,245
Notional value at the end of the period (US$)	36,500	125,500

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

e) Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts. To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company utilizes derivative financial instruments with first-tier banks for cash management purposes.

The table below presents the Company’s contractual payments required on its financial assets and liabilities:

						Thereafter
Period ended September 30,	2010	2011	2012	2013	2014	2014	Total

Non-derivative
Financial Assets
Cash and Cash Equivalent	162,341	-	-	-	-	-	162,341
Financial assets	483,806	-	-	-	-	-	483,806
Restricted Cash	16,678	-	-	6,002	1,110	-	23,790
Trade and other receivables	553,165	-	-	-	-	-	553,165

Total	1,215,990	-	-	6,002	1,110	-	1,223,102

Non-derivative
Financial Liabilities
Interest-bearing borrowings:
Finance leases	(183,039)	(182,633)	(180,094)	(179,809)	(134,857)	(862,355)	(1,722,787)
Floating rate loans	(371,223)	(12,025)	(32,254)	(26,274)	(14,197)	(514)	(456,487)
Fixed rate loans	(244,428)	(64,461)	(109,273)	-	-	(684,419)	(1,102,581)
Working capital	(160,783)	-	-	-	-	-	(160,783)

Total	(959,473)	(259,119)	(321,621)	(206,083)	(149,054)	(1,547,288)	(3,442,638)
Derivative Instruments – net settlement

Fuel derivative	(25,570)	-	-	-	-	-	(25,570)
Foreign exchange derivative	(294)	-	-	-	-	-	(294)
Interest rate swaps	(11,684)	-	-	-	-	-	(11,684)

Total	(37,548)	-	-	-	-	-	(37,548)

	218,969	(259,119)	(321,621)	(200,081)	(147,944)	(1,547,288)	(2,257,084)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

f) Capital management

The leverage ratios at September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009	December 31, 2008

Total equity	1,787,043	1,071,608

Cash and cash equivalents	(163,341)	(169,330)
Restricted cash	(16,678)	(183,286)
Other current financial assets	(483,806)	(245,585)
Loans and borrowings	1,719,852	1,832,728
Finance leases	1,324,606	1,573,605

Net debt (a)	2,381,633	2,808,132

Total capital (b)	4,168,676	3,879,740

Leverage ratio (a) / (b)	57%	72%

The decrease in the leverage ratio during the nine-month ended September 30, 2009 resulted primarily in the growth in retained earnings and reduction in net debt due to higher cash balances resulting from higher operating profits.

g) Sensitivity Analysis

Fuel price Sensitivity Analysis Demonstration on the Financial Instruments

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on income before tax and equity:

	Position as of September 30, 2009		Position as of September 30, 2008

Increase / (decrease) in fuel price (percent)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)

+10	(48.7)	(21.7)	(76.0)	(50.2)
-10	48.7	32.1	76.0	50.2

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

g) Sensitivity Analysis Demonstration of the Financial Instruments (Continued)

Foreign Currency Sensitivity Analysis

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of September 30, 2009		Position as of September 30, 2008

Strengthening /weakening in U.S. dollar (percent)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)

+10	(69.8)	(44.8)	(93.1)	(22.1)
-10	69.8	37.8	93.1	49.7

Interest Rate Sensitivity Analysis

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

	Position as of September 30, 2009		Position as of September 30, 2008

Increasing (decreasing) in Libor interest rates for all maturities, in percent	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(0.1)	(0.1)	(0.4)	0.2
-10	0.1	0.1	0.4	(0.6)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments (Continued)

g) Sensitivity Analysis Demonstration of the Financial Instruments (Continued)

In addition to the sensitivity analysis considering the assumptions above, the Company also does the analysis of the financial instruments main factor of risk variation taken separately considering:

• The probable scenario is defined as the one expected from the Company and is established by the volatility of each asset;

• The possible adverse scenario considers a deterioration of 25 percent on the main determinant variable of the fair value of the financial instrument;

• The possible but unlikely scenario considers a deterioration of 50 percent on the main determinant variable of the fair value of the financial instrument.

The following table illustrates the sensitivity analysis of the Company and the effect on the cash for the financial instruments based on the scenarios described above:

Operation	Risk	Probable	Possible Adverse	Unlikely
		Scenario	Scenario	Scenario

Fuel	Decrease in the curve of	US$ 70.61 / bbl	US$ 52.96 / bbl	US$ 35.31 / bbl
	WTI (NYMEX) price	R$ 25,570	R$ 6,586	R$ 3,700

	Decrease in the U.S. Dollar	R$ 1.778 / US$	R$ 1.334 / US$	R$ 0.889 / US$
U.S. Dollar	curve (BM&F)	R$ (294)	R$ (18,357)	R$ (36,715)

	Decrease in Libor interest	1.111%	0.833%	0.625%
Libor	rates	R$ (11,684)	R$ (11,470)	R$ (11,309)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

18. Financial assets and liabilities

a) Financial assets

On September 30, 2009 there were short-term investments classified as available for sales with a total carrying value of R$483,806 (R$245,585 on December 31, 2008) and investments as cash flow hedge in amount of R$629.

There are no significant differences between carrying value and fair value of other financial assets and liabilities.

The gross realized gains on sales of available-for-sale securities totaled R$6,377 and R$9,727 (US$3,586 and US$5,470), in the nine-month period ended September 30, 2009 and 2008, respectively. There was no gross realized losses on sales of available-for-sale totaled in the nine-month period ended September 30, 2009 (R$84 and US$47 in the nine-month period ended September 30, 2008).

b) Financial liabilities

At September 30, 2009 and December 31, 2008, debt consisted of the following:

	Effective interest rate as of September 30, 2009	Effective interest rate as of December 30, 2008	Maturity	September 30, 2009	December 31, 2008

Current
Local currency:
Working capital	10.65%	15.00%	March, 2010	160,000	50,000
Secured floating rate BNDES loan	8.90%	8.90%	July, 2012	14,352	14,181
Secured floating rate BDMG loan	10.63%	12.79%	January, 2014	2,800	2,567
Debentures	11.18%	-	May, 2011	220,752	-
Interest				3,251	1,686

				401,155	68,434
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan facility	1.25%	3.51%	February, 2010	340,489	697,719
Secured floating rate IFC loan	4.72%	5.50%	July, 2013	11,113	19,475
Finance leases	7.01%	7.92%	-	119,371	157,948
Interest				23,676	23,876

				494,649	899,018

				895,804	967,452

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	8.90%	July, 2012	26,313	36,633
Secured floating rate BDMG loan	10.63%	12.79%	January, 2014	10,795	12,593
Debentures	11.18%	-	May, 2011	173,735	-

				210,843	49,226
Foreign currency in U.S. Dollars:
Secured floating rate IFC loan	4.72%	5.50%	July, 2013	48,157	77,900
Finance leases	7.01%	7.92%	-	1,205,235	1,415,657

				1,253,392	1,493,557

Unsecured fixed rate Senior notes	7.50%	7.50%	April, 2017	368,094	481,630
Unsecured fixed rate Perpetual notes	8.75%	8.75%	-	316,325	414,468

				684,419	896,098

				2,148,654	2,438,881

				3,044,458	3,406,333

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

18. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

The following table provides a summary of Company’s principal payments of long-term debt obligations at September 30, excluding the finance leases:

					Beyond
	2010	2011	2012	2013	2013	Total

Local currency:
BDMG loan	1,028	3,084	3,084	3,084	515	10,795
BNDES loan	3,588	14,352	8,373	-	-	26,313
Debentures	64,461	109,274	-	-	-	173,735

	69,077	126,710	11,457	3,084	515	210,843
Foreign currency in U.S. Dollars:
IFC loan	7,409	14,818	14,818	11,112	-	48,157
Senior notes	-	-	-	-	368,094	368,094

	7,409	14,818	14,818	11,112	368,094	416,251

Perpetual notes					316,325	316,325

Total	76,486	141,528	26,275	14,196	684,934	943,419

Restrictive covenants

The Company keeps agreements that require compliance with certain financial and performance indicators (covenants) based on Consolidated Financial Statements such as: (1) Net Debt/EBITDAR, (2) Current Assets/Current Liabilities, (3) EBITDA/Debt Service, (4) Short-term Debt/EBITDA, (5) Current Ratio and (6) Debt Coverage Index (DCI). As of September 30, 2009 and June 30, 2009, the Company not reached the minimum parameters established with BNDES and had to present a bank’s guarantee. The Company also had not reached the minimum parameters established with IFC at September 30, 2009 and June 30, 2009, but obtained specific consent from the IFC which established new financial indicators to be reached by December 31, 2009. As of the present date, these new indicators have already been reached.

In relation to the debenture issue, the deed of issue requires the maintenance of the Debt Service Coverage Index which is defined as the ratio between the Company’s cash flow and debt service (total of the principal amortized plus interest paid) for the fiscal year in question. The issuer must obtain an index of at least 100% (one hundred percent) in 2009 and 130% (one hundred and thirty percent) in 2010, to be verified at the end of each period.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

19. Commitments

The following table provides a summary of the Company’s principal payments under aircraft purchase commitments and other obligations at September 30 of each year:

						Beyond
	2010	2011	2012	2013	2014	2014	Total

Pre-delivery
deposits for flight
equipment	175,449	148,151	376,507	467,006	283,301	150,433	1,600,847
Aircraft purchase
commitments	1,601,538	1,158,361	436,113	2,133,597	3,085,640	3,525,994	11,941,243

Total	1,776,987	1,306,512	812,620	2,600,603	3,368,941	3,676,427	13,542,090

The Company has a purchase contract with Boeing for acquisition of aircraft, and at September 30, 2009, the Company has 96 firm orders and 40 purchase options. Up to one year, the Company made pre-delivery deposits for 18 aircraft, which have a schedule for delivery until February 2012 and the other with a term exceeding 24 months. The firm orders have an approximate value of R$13,542,090 (US$7.6 billion) based on the aircraft list price (which excludes contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments financed with long-term financing guaranteed by the U.S. Ex-Im Bank corresponds approximately 85% of the total acquisition cost. Other agents finance the acquisition at or above this percentage reaching 100%.

The Company leases its entire fleet under a combination of operating and finance leases. At September 30, 2009, the total fleet was 124 aircraft, of which 96 were operating leases and 28 were recorded as finance leases. The Company’s has 22 finance leases aircraft with bargain purchase options. During the three month period ended on September 30, 2009, two aircraft under finance leases were delivered and three 737-300 aircraft were returned. Seven 737-300 aircraft were in the process of being returned.

a) Finance leases

Future minimum lease payments non-cancelable under finance leases are denominated in US dollars with initial or remaining terms in excess of one year at September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009	December 31, 2008

2009	-	222,222
2010	183,039	221,904
2011	182,633	220,906
2012	180,094	219,188
2013	179,809	219,188
2014	134,857	215,348
Beyond 2014	862,355	756,970

Total minimum lease payments	1,722,787	2,075,726
Less: amount representing interest	(398,181)	(502,121)

Present value of net minimum lease payments	1,324,606	1,573,605
Less current portion	(119,371)	(157,948)

Long-term portion	1,205,235	1,415,657

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

19. Commitments (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2009 to 2021. Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009	December 31, 2008

2009	-	673,520
2010	545,747	592,014
2011	506,098	574,701
2012	480,252	532,256
2013	428,604	449,289
2014	294,757	247,954
Beyond 2014	391,465	215,452

Total minimum lease payments	2,646,923	3,285,186

20. Advance Ticket Sales

At September 30, 2009, the balance of advance ticket sales of R$538,581 is represented by 2,542,252 (R$572,573, represented by 2,010,347 at December 31, 2008) tickets sold and not yet used with 91 days of average term of use.

21. Non-cash transactions

During the nine-month period ended September 30, 2009, the Company entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

• the Company acquired R$21,446 and disposed R$124,900 (R$64,160 and 125,560 for the same period of 2008) of pre-delivery deposits included in property, plant and equipment there was financed directly through PDP facility financing;

• the Company acquired R$109,910 of aircraft and other equipment under a finance lease (R$185,261 for the same period of 2008).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

22. Subsequent Event

On October 19, 2009, the Company announced through a fact sheet, the closing of Public Share Offering approved by its Board of Directors on September 23, 2009, at São Paulo Stock Exchange - Bovespa and New York Stock Exchange -- NYSE.

The primary public offering of: (i) 19,002,500 (nineteen million, two thousand five hundred) common shares and 19,002,500 (nineteen million, two thousand five hundred) new preferred shares the primary offering, all nominative, subscribed with no par value, free and clear of any liens or encumbrances, issued by the Company, and the preferred shares with voting rights limited to certain matters, and (ii) the secondary public offering of 24,185,000 (twenty-four million, one and eighty-five thousand) preferred shares of the Company and held by the Selling Shareholder, being the preferred shares with voting rights limited to certain subjects ( "Preferred Shares in Secondary Offering" and, together with preferred shares offer Primary, "preferred shares") ( "Secondary Distribution"), at a price of R$16.50 (sixteen dollars and fifty cents) per share, resulting in the total gross amount of R$1,026,135 or R$ 998,422, net of estimated issuance costs of R$27,713.

The distribution was carried out simultaneously over the non-organized counter, common shares and preferred shares in Brazil and preferred shares abroad, including in the form of American Depositary Shares ("ADSs"), represented by American Depositary Receipts ("ADRs"). In the context of the Global Offer (NYSE - New York Stock Exchange) considering the additional shares in the form of ADSs and additional ADSs were distributed 18,836,994 preferred shares in the form of ADSs represented by ADRs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.